SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________ SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 13)*
______________________________ Reinsurance Group of America, Incorporated
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
759351109
(CUSIP Number)

______________________________ Gwenn L. Carr
MetLife, Inc.
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
(212) 578-2211
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________________ February 22, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________
        * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759351109			SCHEDULE 13D	(Page 2 of 8)

1	NAMES OF REPORTING PERSONS
MetLife, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
None

		8	SHARED VOTING POWER
32,243,539

		9	SOLE DISPOSITIVE POWER
None

		10	SHARED DISPOSITIVE POWER
32,243,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,243,539

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52%*

14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	This percentage is based upon 62,001,463 Shares issued and outstanding as of October 31, 2007, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

CUSIP No. 759351109		SCHEDULE 13D	(Page 3 of 8)

1	NAMES OF REPORTING PERSONS
Metropolitan Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF	7	SOLE VOTING POWER
SHARES		None
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

	8	SHARED VOTING POWER
32,243,539

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
32,243,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,243,539

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52%*

14	TYPE OF REPORTING PERSON (See Instructions)
IC

*	This percentage is based upon 62,001,463 Shares issued and outstanding as of October 31, 2007, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

CUSIP No. 759351109			SCHEDULE 13D	(Page 4 of 8)

1	NAMES OF REPORTING PERSONS
GenAmerica Financial, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
None

		8	SHARED VOTING POWER
32,243,539

		9	SOLE DISPOSITIVE POWER
None

		10	SHARED DISPOSITIVE POWER
32,243,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,243,539

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52%*

14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

*	This percentage is based upon 62,001,463 Shares issued and outstanding as of October 31, 2007, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

CUSIP No. 759351109		SCHEDULE 13D	(Page 5 of 8)

1	NAMES OF REPORTING PERSONS
General American Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF	7	SOLE VOTING POWER
SHARES		None
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

	8	SHARED VOTING POWER
32,243,539

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
32,243,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,243,539

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52%*

14	TYPE OF REPORTING PERSON (See Instructions)
IC

*	This percentage is based upon 62,001,463 Shares issued and outstanding as of October 31, 2007, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

     This Statement amends the Schedule 13D Statement, as amended, of (i) MetLife, Inc. (“MLINC”), (ii) Metropolitan Life Insurance Company, a wholly owned subsidiary of MLINC (“MetLife”), (iii) GenAmerica Financial, LLC, a wholly owned subsidiary of MetLife (“GenAm Financial”) and (iv) General American Life Insurance Company, a wholly owned subsidiary of GenAm Financial (“GenAm Life” and collectively with MLINC, MetLife and GenAm Financial, the “Filing Parties”), in respect of shares of common stock, par value $0.01 per share (“Shares”), of Reinsurance Group of America, Incorporated, a Missouri corporation (“RGA”), as follows:

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by replacing the final sentence of the third paragraph with the following:

     “On January 25, 2006, Lisa M. Weber resigned from her position on the Board of Directors of RGA. On January 26, 2006, Georgette A. Piligian was elected as a director of RGA. On January 18, 2007, Leland C. Launer, Jr. resigned from his position as chairman of the Board of Directors of RGA. On January 25, 2007, Steven A. Kandarian was elected as a director and as chairman of the Board of Directors of RGA.”

     Item 4 is hereby further amended by replacing the penultimate paragraph thereof with the following:

     “As previously disclosed, the Filing Parties continuously evaluate RGA’s businesses and prospects, alternative investment opportunities and other factors deemed relevant in determining whether additional Shares will be acquired by any of the Filing Parties or whether any of the Filing Parties will dispose of Shares. At any time, depending on certain factors including market conditions, trading prices for the Shares and of the securities of MLINC, actions taken by the Board of Directors of RGA, alternative investment opportunities and the outlook for RGA, the Filing Parties and other industry participants, one or more of the Filing Parties may acquire additional Shares or may dispose of some or all of the Shares beneficially owned by such Filing Parties, in either case in the open market, in privately negotiated transactions or otherwise. In this connection, the Filing Parties are examining certain alternatives for the disposition of all of the Shares held by the Filing Parties, including a tax-free exchange of all or substantially all of such Shares with MLINC securityholders and a sale of all or substantially all of such Shares to a third party. There is no assurance that the Filing Parties will determine to or agree with any other person to effect any transaction relating to the Shares or otherwise, nor as to the terms of any such transaction.”

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by replacing the first sentence of the first paragraph of Item 5(a) and (b) with the following:

     “(a) and (b). As of February 22, 2008, each of the Filing Parties beneficially owned 32,243,539 Shares, or approximately 52 percent of the outstanding Shares.”

     Item 5 is hereby further amended by replacing the last paragraph of Item 5(a) and

(b) with the following:

     “The percentage amounts set forth in this Item 5 are based upon 62,001,463 Shares issued and outstanding as of October 31, 2007, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.”

     Item 5 is hereby further amended by removing the second paragraph of Item 5(a) and 5(b).

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by removing the last paragraph of Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description of Exhibits

99.1	Directors and Executive Officers of the Filing Parties
99.9	Agreement Required for Joint Filing Under Rule 13d-1(k)(1)

    SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2008

METLIFE, INC.

By: /s/ Joseph J. Prochaska, Jr.
Name: Joseph J. Prochaska, Jr.
Title: Executive Vice President and Chief Accounting Officer

METROPOLITAN LIFE INSURANCE COMPANY

By: /s/ Joseph J. Prochaska, Jr.
Name: Joseph J. Prochaska, Jr.
Title: Executive Vice President and Chief Accounting Officer

GENAMERICA FINANCIAL, LLC

By: Metropolitan Life Insurance Company, its Manager

By: /s/ Joseph J. Prochaska, Jr.
Name: Joseph J. Prochaska, Jr.
Title: Executive Vice President and Chief Accounting Officer

GENERAL AMERICAN LIFE INSURANCE COMPANY

By: /s/ Joseph J. Prochaska, Jr.
Name: Joseph J. Prochaska, Jr.
Title: Executive Vice President and Chief Accounting Officer